

February 6, 2014

Via Email
Mr. Rogério Leme Borges dos Santos
Controller and Principal Financial Officer
National Steel Company
Av. Brigadeiro Faria Lima, 3,400 – 20th floor
04538-132, São Paulo-SP, Brazil

  Re: National Steel Company
     Form 20-F for Fiscal Year Ended December 31, 2012
     Filed April 30, 2013
     Response Letter Dated January 10, 2014
     File No. 1-14732

Dear Mr. Santos:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Information on the Company, page 15

Business Overview, page 17

1. We note your response to comment 1 stating that you will include reserve disclosures for your Casa de Pedra and Namisa properties, but that you do not have proven and/or probable reserve estimates for your Bocina and Santa Barbara properties and only disclose mineralized material for your Bocina properties. Please include a statement that you presently do not have reserve estimates for your Santa Barbara property, the property is not material to your company, and provide an estimate of the projected mine life, based on current production levels in your future filings.

2.   We note your response to comment 2 through 5 stating the Bocaina and Santa Barbara mining operations are not material to your company. Supplementally please provide the asset valuation, net profits, and total revenues for these mineral operations to verify your statement of materiality. For the purposes of this materiality determination, your mining and processing operations are defined to include all later-stage processing and refining facilities in your vertically-integrated operations up to the point of significant commercial sales. We may have further comments pending your response.

Operating and Financial Review and Prospects, page 63

Liquidity and Capital Resources, page 87

Sources of Funds and Working Capital, page 87

Year 2012 Compared to Year 2011, page 87

3.   We have read your response to prior comment six in which you indicate that you will expand your disclosure in future filings to discuss the reasons for the changes in your operations that impact cash including gross profit, accounts receivable, and inventory. Considering the material impact trade payables, interest paid and taxes had on your operating cash flows, please also expand your disclosure to include the underlying reasons for changes in these line items that are presented in your Statement of Cash Flows.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551- 3718 if you have questions regarding engineering comments. Please contact me at (202) 551-3854 with any other questions.

                                                Sincerely,

                                                /s/ Melissa N. Rocha

                                                Melissa N. Rocha
                                                Senior Assistant Chief Accountant